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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

April 22, 2016

Re:	Yintech Investment Holdings Limited
Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:                 Ms. Kim McManus

Mr. Jorge Bonilla

Mr. Daniel L. Gordon

Mr. Rahul Patel

Dear Ms. McManus, Mr. Bonilla, Mr. Gordon and Mr. Patel:

On behalf of our client, Yintech Investment Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are filing Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Amendment No. 2”) to the Securities and Exchange Commission (the “Commission”) to reflect certain updates of the Company in the recent developments section. We also included in this Amendment No. 2 the relevant disclosure as provided in the Company’s letter dated April 20, 2016 in response to the Staff’s April 19, 2016 comment letter. Concurrently, we are also filing a free writing prospectus which supplements and updates the information contained in the Company’s preliminary prospectus dated April 19, 2016.

The Company respectfully advises the Staff that it has commenced its roadshow on April 20, 2016 and expects, subject to market conditions and the resolution of the Staff’s comments, the pricing to occur on April 26, 2016. The Company plans to file an acceleration request with the Commission before 4:00pm on April 22, 2016 to request that the Commission declares its registration effective on April 26, 2016. The Company would greatly appreciate the Staff working with the Company to achieve this timetable.

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If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Eric Pang of KPMG Huazhen LLP at +86- 21-2212-2480 (eric.pang@kpmg.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:

Mr. Wenbin Chen, Chairman of the Board of Directors and Chief Executive Officer
Mr. Jingbo Wang, Chief Financial Officer
         Yintech Investment Holdings Limited

Mr. Eric Pang, Partner
         KPMG Huazhen LLP

Mr. David Zhang, Esq., Partner
Mr. Benjamin Su, Esq., Partner
         Kirkland & Ellis International LLP